FORM 6-K

                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549



                   Report of Foreign Private Registrants

                     Pursuant to Rule 13a-16 or 15d-16

                   of the Securities Exchange Act of 1934

                        For the month of June, 2003

                          GRANITE MORTGAGES 02-2 PLC
                (Translation of registrant's name into English)
                        Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                       22 Grenville Street, St Helier,
                       Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                             4 Royal Mint Court,
                           London EC3N 4HJ, England
                   (Address of principal executive offices)




      Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                       Form 20-F.....X....Form 40-F.............

      Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes............No.......X...........

                                 SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                         GRANITE MORTGAGES 02-2 PLC


                                         By:    /s/  Clive Rakestrow
                                               -----------------------------
                                         Name:  L.D.C. Securitisation Director
                                         No. 1 Limited by its authorized person
                                         Clive Rakestrow for and on its behalf
                                         Title:  Director
Date: 24 July 2003

                                         GRANITE FINANCE FUNDING LIMITED


                                         By:   /s/  Nigel Charles Bradley
                                               -----------------------------
                                         Name:  Nigel Charles Bradley
                                         Title:  Director
Date: 24 July 2003

                                         GRANITE FINANCE TRUSTEES LIMITED


                                          By:   /s/  Richard Gough
                                                ----------------------------
                                          Name:  Richard Gough
                                          Title:  Director
Date: 24 July 2003

INVESTORS' MONTHLY REPORT

GRANITE MORTGAGES 02-2 PLC


Monthly Report re: Granite Mortgages 02-2 Plc, Granite Finance Trustees Limited and Granite Finance Funding Limited

Period 1 June 2003 - 30 June 2003


N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure.

No representation can be made that the information herein is accurate or complete and no liability is accepted therefor.

Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.


Mortgage Loans
------------------------------------------------------------------------------
Number of Mortgage Loans in Pool                            174,121

Current Balance                                     (pound)12,065,260,413

Last Months Closing Trust Assets                    (pound)12,709,533,564

Funding share                                       (pound)11,702,472,622

Funding Share Percentage                                     96.99%

Seller Share                                        (pound)362,787,791

Seller Share Percentage                                      3.01%

Minimum Seller Share (Amount)                       (pound)296,493,730

Minimum Seller Share (% of Total)                            2.46%
------------------------------------------------------------------------------


Arrears Analysis of Non Repossessed Mortgage Loans
--------------------------------------------------------------------------------------------------
                      Number        Principal ((pound))    Arrears ((pound))      By Principal (%)

< 1 Month             172,073         11,939,603,054               0                   98.96%

> = 1 < 3 Months       1,672            103,808,744             915,796                0.86%

> = 3 < 6 Months        311             18,391,331              430,150                0.15%

> = 6 < 9 Months         52              2,997,154              138,019                0.02%

> = 9 < 12 Months        10               341,990                18,357                0.00%

> = 12 Months            3                118,140                13,972                0.00%

Total                 174,121         12,065,260,413           1,516,294              100.00%
--------------------------------------------------------------------------------------------------



Properties in Possession
-------------------------------------------------------------------------------
                           Number      Principal ((pound))   Arrears ((pound))

Total (since inception)      31             1,547,332            70,228
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Properties in Possession                                           9

Number Brought Forward                                             9

Repossessed (Current Month)                                        0

Sold (since inception)                                             22

Sold (current month)                                               2

Sale Price / Last Loan Valuation                                  1.07

Average Time from Possession to Sale (days)                       115

Average Arrears at Sale                                      (pound)2,157

Average Principal Loss (Since inception)*                     (pound)539

Average Principal Loss (current month)**                       (pound)0

MIG Claims Submitted                                               3

MIG Claims Outstanding                                             0

Average Time from Claim to Payment                                 64
------------------------------------------------------------------------------
*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month


Substitution

------------------------------------------------------------------------------
                                            Number         Principal ((pound))

Substituted this period                       0                 (pound)0

Substituted to date (since 26 March 2001)  238,932        (pound)16,995,302,553
------------------------------------------------------------------------------

CPR Analysis

------------------------------------------------------------------------------
                                         Monthly           Annualised

Current Month CPR Rate                    5.34%              48.24%

Previous Month CPR Rate                   5.49%              49.23%
------------------------------------------------------------------------------


------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                 24.52

Weighted Average Remaining Term (by value) Years             19.98

Average Loan Size                                     (pound)69,292

Weighted Average LTV (by value)                              75.38%
------------------------------------------------------------------------------

Product Breakdown

------------------------------------------------------------------------------
Fixed Rate (by balance)                                      42.69%

Together (by balance)                                        30.47%

Capped (by balance)                                          3.32%

Variable (by balance)                                        23.24%

Tracker (by balance)                                         0.28%

Total                                                        100.0%
------------------------------------------------------------------------------


Geographic Analysis

---------------------------------------------------------------------------------------------
                       Number          % of Total        Value ((pound))           % of Total

East Anglia            4,145              2.38%            285,946,672                2.37%

East Midlands          14,686             8.43%            892,829,271                7.40%

Greater London         20,411            11.72%           2,245,344,963              18.61%

North                  25,283            14.52%           1,208,939,093              10.02%

North West             26,156            15.02%           1,462,309,562              12.12%

South East             27,273            15.66%           2,524,052,478              20.92%

South West             12,725             7.31%            949,535,995                7.87%

Wales                  8,627              4.95%            475,371,260                3.94%

West Midlands          13,243             7.61%            846,981,281                7.02%

Yorkshire              21,572            12.39%           1,173,949,838               9.73%

Total                 174,121             100%           12,065,260,413                100%
---------------------------------------------------------------------------------------------



LTV Levels Breakdown

---------------------------------------------------------------------------------------------

                                         Number         Value ((pound))            % of Total

0% < 25%                                  4,999           193,044,167                 1.60%

> = 25% < 50%                            19,120          1,272,884,974               10.55%

> = 50% < 60%                            12,555          1,000,210,088                8.29%

> = 60% < 65%                             7,204           603,263,021                 5.00%

> = 65% < 70%                             8,530           719,089,521                 5.96%

> = 70% < 75%                            15,091          1,146,199,739                9.50%

> = 75% < 80%                            11,054           909,720,635                 7.54%

> = 80% < 85%                            12,190           902,481,479                 7.48%

> = 85% < 90%                            32,708          2,177,779,505               18.05%

> = 90% < 95%                            38,654          2,481,824,067               20.57%

> = 95% < 100%                           11,931           655,143,640                 5.43%

> = 100%                                   85              3,619,578                  0.03%

Total                                   174,121         12,065,260,413               100.0%
---------------------------------------------------------------------------------------------

------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                           5.69%

Effective Date of Change                                  1 March 2003
------------------------------------------------------------------------------


Notes     Granite Mortgages 02-2 plc

---------------------------------------------------------------------------------------------
                     Outstanding             Rating           Reference Rate         Margin
                                        Moodys/S&P/Fitch

Series 1

A1                  $310,000,000           Aaa/AAA/AAA             1.44%             0.11%

A2                 $1,150,000,000          Aaa/AAA/AAA             1.51%             0.18%

B                   $60,000,000             Aa3/AA/AA              1.70%             0.37%

C                   $88,000,000           Baa2/BBB/BBB             2.58%             1.25%

Series 2

A               (euro)1,100,000,000        Aaa/AAA/AAA             2.75%             0.19%

B                 (euro)41,000,000          Aa3/AA/AA              2.93%             0.37%

C                 (euro)53,000,000        Baa2/BBB/BBB             3.81%             1.25%

Series 3

A                (pound)665,000,000        Aaa/AAA/AAA             3.84%             0.19%

B                 (pound)25,000,000         Aa3/AA/AA              4.02%             0.37%

C                 (pound)33,000,000        Baa2/BBB/BBB            4.90%             1.25%
--------------------------------------------------------------------------------------------



Credit Enhancement

--------------------------------------------------------------------------------------------------
                                                                                % of Funding Share

Class B Notes ((pound)Equivalent)                          (pound)90,075,869         0.77%

Class C Notes ((pound)Equivalent)                         (pound)123,900,819         1.06%

--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
Granite Mortgages 02-2 Reserve Fund Requirement            (pound)39,000,000         0.33%

Balance Brought Forward                                    (pound)34,965,972         0.30%

Drawings this Period                                            (pound)0             0.00%

Reserve Fund Top-up this Period*                            (pound)4,034,028         0.03%

Excess Spread                                                   (pound)0             0.00%

Current Balance                                            (pound)39,000,000         0.33%
--------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------
Funding Reserve Balance                                    (pound)23,315,837         0.20%

Funding Reserve %                                                 0.6%                NA
--------------------------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.